Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS SECOND QUARTER 2020 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

Singapore, 13 July 2020 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today reported financial results for the second quarter ended 30 June 2020 and provided an update on its clinical activities.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “As COVID-19 restrictions gradually lift in Singapore we expect to resume recruitment into our multiple ascending dose (MAD) study of ASLAN004 in early August. With the continuing impact of COVID-19 causing some delays in patient recruitment, we plan to share further data from the trial during the fourth quarter of 2020. We have been proactive in preparing to open new study sites in Australia and the US to ensure we can accelerate recruitment, as well as support our planned global Phase 2b study in atopic dermatitis in 2021.”

Second quarter 2020 and recent business highlights

Clinical development ASLAN004

•

Recruitment paused into randomised, double-blind, placebo-controlled MAD study of ASLAN004 in moderate to severe atopic dermatitis (AD) in April 2020 in response to government restrictions in Singapore to contain the spread of COVID-19.

•	To accelerate recruitment, ASLAN has identified several clinical sites in Australia and the US that could join the ongoing MAD study in the third quarter.
•	Clinical trial application submitted and regulatory process underway in Australia to initiate recruitment of patients into the ongoing MAD study.
•	Preparations underway to file Investigational New Drug application to the US Food and Drug Administration later this month.

Varlitinib

•	Two abstracts on varlitinib presented at the American Society of Clinical Oncology (ASCO) virtual congress.

Anticipated upcoming milestones for ASLAN004

•	Interim, unblinded data from the 3 dose cohorts (up to 24 patients) expected in 4Q 2020, and initiation of the expansion cohort (an additional 18 patients).
•	Completion of MAD clinical trial in moderate-to-severe AD patients in 1H 2021.
•	Initiation of Phase 2b study of ASLAN004 for AD in 2021.
•

Second quarter 2020 financial highlights

•	Cash used in operations for the second quarter of 2020 was US$3.0 million compared to US$6.5 million in the same period in 2019.
•

Research and development expenses were US$1.9 million in the second quarter of 2020 compared to US$5.3 million in the second quarter of 2019. The decrease was driven by the completion of clinical studies related to varlitinib and lower manufacturing expenses.

•

General and administrative expenses were US$1.8 million in the second quarter of 2020 compared to US$1.9 million in the second quarter of 2019. The decrease was primarily due to lower headcount and staffing costs.

•	Net loss for the second quarter of 2020 was US$4.0 million compared to a net loss of US$7.9 million for the second quarter of 2019.
•

Cash, cash equivalents and short-term investments totaled US$13.8 million as of 30 June 2020 compared to US$22.2 million as of 31 December 2019. Weighted average shares outstanding for the second quarter of 2020 was 190.0 million compared to 160.2 million for the second quarter of 2019. One American Depositary Share is the equivalent of five ordinary shares.

ASLAN Pharmaceuticals Limited CONSOLIDATED BALANCE SHEET1 (in US dollars)

	December 31, 2019 (audited)	June 30, 2020 (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,203,031	$13,827,444
Prepayments	68,923	295,203
Total current assets	22,271,954	14,122,647
NON-CURRENT ASSETS
Financial assets at fair value through profit or loss	68,256	59,002
Financial assets at fair value through other comprehensive income	132,160	57,829
Property, plant and equipment	38,333	22,203
Right-of-use assets	727,866	594,952
Intangible assets	2,845	888
Refundable deposits	108,076	108,076
Total non-current assets	1,077,536	842,950
TOTAL ASSETS	$23,349,490	$14,965,597
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$1,871,843	$1,410,546
Other payables	3,246,842	2,684,612
Lease liabilities – current	264,543	274,077
Total current liabilities	5,383,228	4,369,235
NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	262,350	262,350
Long-term borrowings	17,065,305	17,120,010
Long-term borrowing from related parties	566,176	607,661
Lease liabilities - non-current	490,835	351,934
Other non-current liabilities	184,870	253,596
Total non-current liabilities	18,569,536	18,595,551
Total liabilities	23,952,764	22,964,786
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	61,366,844	61,366,844
Capital surplus	116,495,710	116,495,710
Accumulated deficits	(179,484,825)	(186,490,714)
Other reserves	(55,084)	(129,415)
Total equity attributable to stockholders of the Company	(1,677,355)	(8,757,575)
NON-CONTROLLING INTERESTS	1,074,081	758,386
Total equity	(603,274)	(7,999,189)
TOTAL LIABILITIES AND EQUITY	$23,349,490	$14,965,597

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)1
(in US dollars, unaudited)

	For the Three Months Ended 30 June		For the Six Months Ended 30 June
	2019	2020	2019	2020
NET REVENUE	$-	$-	$3,000,000	$-
COST OF REVENUE	-	-	(425,000)	-
GROSS PROFIT	-	-	2,575,000	-
OPERATING EXPENSES
General and administrative expenses	$(1,885,444)	$(1,790,880)	(4,141,805)	$(2,788,423)
Research and development expenses	(5,288,633)	(1,892,559)	(9,738,165)	(4,247,175)
Total operating expenses	(7,174,077)	(3,683,439)	(13,879,970)	(7,035,598)
LOSS FROM OPERATIONS	(7,174,077)	(3,683,439)	(11,304,970)	(7,035,598)
NON-OPERATING INCOME AND EXPENSES
Interest income	75,187	114	144,211	216
Other gains and losses	(157,789)	(65,816)	(237,344)	391,435
Finance costs	(202,206)	(338,612)	(401,906)	(677,637)
Total non-operating income and expenses	(284,808)	(404,314)	(495,039)	(285,986)
LOSS BEFORE INCOME TAX	(7,458,885)	(4,087,753)	(11,800,009)	(7,321,584)
INCOME TAX EXPENSE	(472,082)	-	(475,000)	-
NET LOSS FOR THE PERIOD	(7,930,967)	(4,087,753)	(12,275,009)	(7,321,584)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss: Unrealized loss on investments in equity instruments
at fair value through other comprehensive income	-	(39,324)		(74,331)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(7,930,967)	$(4,127,077)	$(12,275,009)	$(7,395,915)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	(7,930,967)	(3,959,184)	(12,275,009)	(7,005,889)
Non-controlling interests	-	(128,569	-	(315,695)
	(7,930,967)	(4,087,753)	(12,275,009)	(7,321,584)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	(7,930,967)	(3,998,508)	(12,275,009)	(7,080,220)
Non-controlling interests	-	(128,569)	-	(315,695)
	(7,930,967)	(4,127,077)	(12,275,009)	(7,395,915)
LOSS PER SHARE
Basic and diluted	$(0.05)	$(0.02)	$(0.08)	$(0.04)
Weighed-avg. shares outstanding (in thousands)	160,249	189,955	160,249	189,955

1 Financial statements in US dollars are prepared by the company and are unaudited by certified public accountant as of 30 Jun 2020.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021

Email: ASLAN@spurwingcomms.com

Robert Uhl Westwicke Partners Tel: +1 858 356 5932

Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first in class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and a small molecule inhibitor targeting oncology. ASLAN’s partners include Almirall, Array BioPharma, Bristol-Myers Squibb, and CSL. For additional information please visit  www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s prospectus dated May 8, 2018 filed with the US Securities and Exchange Commission on such date and its 20-F filed April 16, 2020.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.